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15025842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SharesPost Financial Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 Pine Street, 6th Floor

(No. and Street)

San Francisco (City) **CA** (State) **94104** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Baldini **(650) 461-4518**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620 (Address) **San Francisco** (City) **CA** (State) **94105** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
13 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Dominic Baldini**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **SharesPost Financial Corporation**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signature

FINOP

Title

Subscribed and sworn to before me
this 28th day of February 2014

Notary Public

S. SAPPRASERT
COMM. # 2053120
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 23, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAR 02 2015

Washington DC
403

SHARESPOST FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION TOGETHER WITH ACCOMPANYING NOTES AND AUDITORS' REPORT

DECEMBER 31, 2014

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholder of
SharesPost Financial Corporation

We have audited the accompanying statement of financial condition of SharesPost Financial Corporation (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SharesPost Financial Corporation as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 28, 2015

SharesPost Financial Corporation
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 2,943,244
Commissions Receivable	212,143
Due from affiliates	51,837
Other receivable	7,645
Prepaid expenses	82,844
Deposits	26,908
Other assets	54,684
Goodwill	55,000
Total Assets	$ 3,434,305
Liabilities and Shareholders Equity	
Liabilities:	
Commissions payable	$ 16,864
Accrued bonus compensation	1,553,137
Accounts payable and other accrued expenses	159,224
Due to parent	357,508
Total Liabilities	2,086,733
Shareholders' equity:	
Common stock, 20,000,000 shares of $0.0001 par value authorized and 105,000 shares issued and outstanding	105
Additional paid-in capital	2,719,539
Accumulated deficit	(1,372,072)
Total shareholders' equity	1,347,572
Total liabilities and shareholders' equity	$ 3,434,305

See Accompanying Notes to the Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

SharesPost Financial Corporation (the "**Company**"), formerly known as Perlinski & Associates, was incorporated in the State of California on December 3, 2004. The Company is a wholly-owned subsidiary of SharesPost, Inc. (the "**Parent**"). The Company is registered with the Securities and Exchange Commission ("**SEC**") as a securities broker-dealer and an alternative trading system ("**ATS**") and is a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**").

In June 2011, Perlinski & Associates was acquired by and became a wholly-owned subsidiary of the Parent under the name SharesPost Financial Corporation. The Parent paid $55,000 to the former shareholders of the Company for the purchase of all outstanding shares of the Company, which was recorded as goodwill.

In December 2011, the Membership Application Program Group of FINRA, pursuant to NASD Rule 1017, granted the continuance in membership application of the Company which allowed the Company to commence business operations in accordance with its Membership Agreement. The Company began revenue generating activities in January 2012. The Company primarily operates as a broker-dealer in private securities transactions.

In August 2013, FINRA approved the Company's application to expand its business activities, specifically related to (1) receipt and custody of customer funds and unregistered securities; and, (2) aid in the transfer of ownership of such securities. In connection with the approval the Company would operate pursuant to the full provisions of SEC Rule 15c3-3 and the Company's minimum net capital requirement was increased to $250,000 pursuant to SEC Rule 15c3-1(a)(2)(i).

As of December 31, 2014, the Company has not commenced its expanded business activities as approved by FINRA and continues to operate pursuant to SEC Rule 15c3-3(k)(1) and (2)(ii), the Customer Protection Rule. Customer funds are held in escrow accounts pursuant to escrow service agreements between customers and the escrow agent. The Company does not receive customer funds or securities, and does not otherwise hold funds or securities for, or owe money or securities to customers. The Company is therefore exempt from the Possession

1. Business and Summary of Significant Accounting Policies (continued)

and Control Requirements of Rule 15c3-3, since the Company qualifies for the exemptive provisions of SEC Rule 15c3-3 paragraph (k)(1) and (2)(ii).

Cash

The Company maintains its cash in bank deposit accounts with commercial banks and financial institutions which at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Commission Receivable

The Company provides its clients services with respect to affecting private company transactions that include identifying counterparties to a transaction, coordinating with the issuer and the issuer's transfer agent, facilitating the provision of agreements for a transaction and other assistance that may be necessary to efficiently and timely conclude a transaction in private company shares. For these services, the Company generally charges a commission to the transacting parties, paid from escrow at the time the issuer notifies the Company and the transacting parties that the transaction has been completed. Commissions are generally derived as a percentage of the aggregate size (share price times shares) of the private share transactions. In cases where an issuer exercises its right of first refusal, the Company must collect its fee from the selling party outside of escrow and after a transaction has been completed. On December 31, 2014, the Company had $212,143 in receivables with respect to completed transactions in private company shares due from transacting parties.

Goodwill

On March 29, 2011, the Parent entered into an agreement with the shareholders of Perlinski & Associates as of that date to purchase all of the outstanding shares of Perlinski & Associates for an aggregate purchase price of $55,000.

The transaction was completed on June 14, 2011, at which time Perlinski & Associates had no assets, liabilities or customers. Accordingly, the purchase consideration was allocated to goodwill. Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in the acquisition.

1. Business and Summary of Significant Accounting Policies (continued)

Goodwill is reviewed for impairment at least annually or when a triggering event occurs between annual impairment tests. The Company is viewed as a single reporting unit for this analysis. No goodwill impairment charge was recorded for the year ended December 31, 2014.

Commissions Payable

During 2011, the Parent entered into a Broker-Dealer Independent Affiliate agreement (the "**Affiliate Agreement**") with Emerson Equity, LLC ("**Emerson**") and certain individual registered representatives (the "**Affiliate Reps**"), whereas the Affiliate Reps provided private placement services as independent contractors of Emerson. On December 22, 2011, Emerson, the Affiliate Reps and the Parent entered into a termination agreement whereby the Affiliate Agreement was terminated effective January 1, 2012, and a liability ("**Commissions Payable**") of $3,118,671 under the Affiliate Agreement was transferred to the Company. On January 1, 2012, in conjunction with the termination agreement, the Affiliate Reps became employees of the Company. The Company paid employees $2,438,050 and $431,000 in 2012 and 2013 respectively, and incurred costs in 2012 associated with such payments in the amount of $34,236 that were offset against the transferred liability. During 2014, the Company paid an employee $200,000 that was offset against the transferred liability.

At December 31, 2014, the Commission Payable balance was $16,864, which included $15,384 of the transferred liability and $1,480 of accrued commissions for December 2014 related to sales of the SharesPost 100 Fund. The Company expects to pay the remainder of the transferred liability in 2015.

Accrued Bonus Compensation

The Company has a compensation plan for its registered representatives by which such registered representatives are paid a bonus on a quarterly basis equal to a percentage of commissions and placement fee revenues in excess of certain thresholds and less certain costs. The Company had an accrued bonus pool with respect to this compensation plan on December 31, 2014 of $1,385,637 and the amount accrued was subsequently paid on January 21, 2015.

1. Business and Summary of Significant Accounting Policies (continued)

The Company accrued discretionary bonuses on December 31, 2014 of $167,500. The Company determines its employees' eligibility for discretionary bonus payouts based on a combination of Company and individual performance, subject to Board of Directors approval. On December 15, 2014, the Board of Directors approved the discretionary bonus payout to employees and the amount accrued was subsequently paid on January 30, 2015.

Due from/to Affiliates

As of December 31, 2014, the Company had an outstanding receivable from an affiliated entity in the amount of $51,837 for expenses paid by the Company on behalf of the Affiliate.

Income Taxes

The Company files a consolidated federal income tax return and a combined California state income tax return with the Parent. The Company's income tax expense is computed on a separate company basis using the tax rate of the consolidated filing entity.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes, as well as the tax effects of the net operating loss and tax credit carryovers. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Only those income tax benefits that management believes are more likely than not to be sustained, are recognized and such income tax benefits are measured at the largest dollar amount management believes is more likely than not to be sustained. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As of and for the year ended December 31, 2014, there were no material temporary difference and therefore no deferred assets or liabilities recognized in the accompanying financial statements.

1. Business and Summary of Significant Accounting Policies (continued)

Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Based on its analysis, management believes that there are no material uncertain tax positions taken in the current year and in all prior years open to examination. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2010.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Income Taxes

The Company files a consolidated federal tax return and a combined California state income tax return with the Parent. The Company's income tax expense is computed on a separate company basis.

For the year ended 2013, the Company reported a net loss of $1,722,268, and the Parent, on a consolidated basis, was able to utilize the net loss of the Company to offset net income on a consolidated basis and intends to carry back consolidated net losses from 2013 to prior tax years in which the Parent reported net taxable income. The Parent's utilization of the Company net taxable loss resulted in a net taxable benefit to the Parent of $684,118 that the Company recorded as Due from Parent as of December 31, 2013. However, at such time, the Parent's forecasted losses and its ability to generate cash sufficient to settle the Due from Parent was uncertain. The Company therefore recorded an offsetting allowance of $684,118 against the Due from Parent resulting from the Parent's utilization of the Company's net taxable loss in the consolidated tax filings.

2. Income Taxes (continued)

For the year ended 2014, the Company reported net income before tax of $363,529 and the Parent, on a consolidated basis, expects to report a net taxable loss in an amount greater than the income reported by the Company. The Parent, on a consolidated basis, will be able to offset the Company's net taxable income with net taxable losses at the Parent and its consolidated subsidiaries. Accordingly, the Company has not recorded any current tax expense with respect to its net taxable income and has reduced the Due from Parent and the offsetting allowance by the amount of tax expense it would have recorded had it filed on an unconsolidated basis. The tax expense the Company would have recorded had it filed on an unconsolidated basis was computed as $146,318.

The Parent's forecasted losses and its ability to generate cash sufficient to settle the Due from Parent remains uncertain. Therefore, the Due from Parent remaining balance of $537,800 will continue to be offset by an offsetting allowance of $537,800.

The Company's tax benefit rate differs from applying the statutory U.S. federal income tax rate to income before taxes. The primary rate differences result from providing for state income taxes and from non-deductible tax items such as meals and entertainment expenses.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $881,457, which was $631,457 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 2.3674 to 1.

4. Related Party Transactions

The Company is party to an expense-sharing agreement with the Parent, effective January 1, 2012. This agreement allows the Parent to provide certain services to

4. Related Party Transactions (continued)

to the Company and allocate certain direct and indirect expenses to the Company.

The Parent allocates to the Company a pro-rata amount of facility costs, including rent paid by the Parent. The pro-rata allocation of costs is based on the number of employees of the Company as compared to the total number of employees of the Company and the Parent, which is reviewed on a monthly basis.

The Parent has adopted a stock option plan under which it grants to its and the Company's employees, who provide services to the Parent and other affiliates, options to purchase the Parent's stock. The Parent records stock-based compensation expense for these grants. Such costs are not allocated to the Company.

On December 1, 2012, the Company and the Parent entered into a License Agreement whereby the Company, as licensee, obtained a license to operate, develop and improve the Parent's developed technology. In exchange for the license rights, the Company pays the Parent a license fee of $7,500 a month. The term of the license commenced on the date of the License Agreement and continues for five (5) years, after which the Company has the right to renew for successive periods of three (3) years.

On March 5, 2013, the Parent entered into agreements with NASDAQ OMX (together with the Parent, the "**Parties**") to form NASDAQ Private Market LLC ("**NPM**"), a joint venture of the Parties in which the Parent owned a twenty five percent interest. As part of the agreements, the Parent contributed it's developed technology, amongst other assets and personnel, to NPM. The NPM and the Parent simultaneously entered into a platform license whereby the Parent would continue to operate the developed technology until such time that NPM received the appropriate licenses and was ready to operate the developed technology for its own business purpose. NPM began operating the developed technology on March 5, 2014 and the License Agreement between the Company and the Parent was terminated. The Company is a member broker dealer of NPM effective March 5, 2014.

An entity affiliated with the Parent and the Company holds private company securities. During 2014, the affiliated entity engaged the Company as a seller in

4. Related Party Transactions (continued)

two private company transactions.

On April 1, 2014, the Company entered into a non-exclusive placement agency agreement with an affiliate of the Parent and the Company (the "**Affiliate Placement Agreement**"). The Affiliate Placement Agreement allows the Company to act as a placement agent with respect to funds formed by the affiliate for the purpose of investing in private equity securities on a best efforts basis. In consideration for the services rendered by the Company, the affiliate pays the Company thirty-five percent (35%) of the net service fees received by the affiliate pursuant to the offering and operating agreements of the fund.

During 2014, the Company facilitated transactions in private company securities in which the purchaser in the transactions was represented by a broker-dealer affiliated with the Company's Chief Compliance Officer and FinOp.